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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No. 1)1

OneSource Information Services, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
68272J 10 6 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐
Rule 13d-1(b)

☐
Rule 13d-(c)

☒
Rule 13d-1(d)

1
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68272J 10 6	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON INFORMATION PARTNERS CAPITAL FUND, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3060619

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON INFORMATION PARTNERS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3060617

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON MARK NUNNELLY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON STEPHEN G. PAGLIUCA I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON BAIN CAPITAL PARTNERS IV, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3186657

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON BCIP ASSOCIATES I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109427

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 68272J 10 6	13G	Page 8 of 12 Pages

1	NAME OF REPORTING PERSON BCIP TRUST ASSOCIATES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 04-3109428

2	CHECK THE APPROPRIATE BOX IF	(a)	☐
	A MEMBER OF A GROUP*	(b)	☒

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY		5	SOLE VOTING POWER
OWNED BY EACH REPORTING
PERSON WITH			None

		6	SHARED VOTING POWER
None

		7	SOLE DISPOSITIVE POWER
None

		8	SHARED DISPOSITIVE POWER
None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON*
PN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

Item 1(a).	Name of Issuer:
OneSource Information Services, Inc. (the "Company")
Item 1(b).	Address of Issuer's Principal Executive Offices:
300 Baker Avenue Concord, Massachusetts 01742
Item 2(a).	Name of Person Filing:

This Amendment No. 1 to Schedule 13G (the "Amendment No. 1") is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Information Partners Capital Fund, L.P. ("IPCF"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of common stock, par value $.01 per share (the "Common Stock"), of the Company; (ii) Information Partners ("IP"), a Delaware general partnership, as the sole general partner of IPCF; (iii) Mark Nunnelly, an individual, as a general partner of IP; (iv) Stephen G. Pagliuca, an individual, as a general partner of IP; (v) Bain Capital Partners IV, L.P. ("BCP"), a Delaware limited partnership, as a general partner of IP; (vi) BCIP Associates ("BCIP"), a Delaware general partnership, by virtue of its direct beneficial ownership of shares of Common Stock; and (vii) BCIP Trust Associates, L.P. ("BCIPT"), a Delaware limited partnership, by virtue of its direct beneficial ownership of shares of Common Stock. IPCF, BCIP and BCIPT are hereinafter collectively referred to as the "Funds," and together with BCP, Messrs. Nunnelly and Pagliuca are hereinafter collectively referred to as the "Reporting Persons." Mr. David Dominik is no longer a general partner of IP and, as a result, is not included as a Reporting Person in this Amendment No. 1. The Reporting Persons have entered into a Joint Filing Agreement, dated January 17, 2003, a copy of which is filed with this Amendment No. 1 as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Amendment No. 1 jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Act.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, LLC, a Delaware limited liability company ("Bain Capital"), which is a management company. In general, BCIP, BCIPT and IPCF acquire and dispose of an issuer's securities on the same terms and conditions and dispose of an issuer's securities in the same proportion. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.
Item 2(b).	Address of Principal Business Office or, if none, Residence:
The address of the principal business office of each of the Reporting Persons is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.
Item 2(c).	Citizenship:
Each of the Funds and BCP are partnerships organized under the laws of the State of Delaware. Each of Messrs. Nunnelly and Pagliuca are citizens of the United States.
Item 2(d).	Title of Class of Securities:
Common Stock, par value $.01 per share.

Page 9 of 12 Pages

Item 2(e).	CUSIP No.:
68272J 10 6
Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.
Item 4.	Ownership:
(a)-(c). Each Reporting Person named in response to Item 2 hereof has, as of November 4, 2002, ceased to be the beneficial owner of any shares of Common Stock.
Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].
Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.
Item 8.	Identification and Classification of Members of the Group:
Not Applicable.
Item 9.	Notice of Dissolution of Group:
Not Applicable.
Item 10.	Certification:
Not Applicable.

Page 10 of 12 Pages

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 17, 2003

INFORMATION PARTNERS CAPITAL FUND, L.P.
By:	Information Partners
Its:	General Partner
By:	/s/ Mark Nunnelly A General Partner
INFORMATION PARTNERS
By:	/s/ Mark Nunnelly A General Partner
/s/ Mark Nunnelly Mark Nunnelly
/s/ Stephen G. Pagliuca Stephen G. Pagliuca
BAIN CAPITAL PARTNERS IV, L.P.
By:	Bain Capital Investors, LLC
Its:	General Partner
By:	/s/ Mark Nunnelly A Managing Director
BCIP ASSOCIATES
By:	/s/ Mark Nunnelly A General Partner
BCIP TRUST ASSOCIATES, L.P.
By:	/s/ Mark Nunnelly A General Partner

Page 11 of 12 Pages

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF
SCHEDULE 13G

        The undersigned hereby agree as follows:

          (i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

        (ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: January 17, 2003	INFORMATION PARTNERS CAPITAL FUND, L.P.
	By:	Information Partners
	Its:	General Partner
	By:	/s/ Mark Nunnelly A Managing Director
INFORMATION PARTNERS
	By:	/s/ Mark Nunnelly A General Partner
/s/ Mark Nunnelly Mark Nunnelly
/s/ Stephen G. Pagliuca Stephen G. Pagliuca
BAIN CAPITAL PARTNERS IV, L.P.
	By:	Bain Capital Investors, LLC
	Its:	General Partner
	By:	/s/ Mark Nunnelly A Managing Director
BCIP ASSOCIATES
	By	/s/ Mark Nunnelly A General Partner
BCIP TRUST ASSOCIATES, L.P.
	By:	/s/ Mark Nunnelly A General Partner

Page 12 of 12 Pages

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SIGNATURE
  Exhibit A